UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2018

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre,

San Pedro Garza García, Nuevo León 66265, México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

1.	Press release dated November 28, 2018, announcing that CEMEX, S.A.B. de C.V. (NYSE:CX) has commenced its stock repurchase program which was approved at its 2017 annual general ordinary shareholders’ meeting held on April 5, 2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	November 28, 2018	By:	/s/ Rafael Garza Lozano
Name: Rafael Garza Lozano
Title: Chief Comptroller

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

1.	Press release dated November 28, 2018, announcing that CEMEX, S.A.B. de C.V. (NYSE:CX) has commenced its stock repurchase program which was approved at its 2017 annual general ordinary shareholders’ meeting held on April 5, 2018.

4